Filed pursuant to Rule 424(b)(5)
Registration No. 333-160505
PROSPECTUS SUPPLEMENT
(To prospectus supplement dated August 7, 2009 and prospectus dated July 10, 2009)
KB Financial Group Inc.
Rights Offering for 30,000,000 Shares of Common Stock
Directly or in the Form of American Depositary Shares
          We offered an aggregate of 30,000,000 new shares of our common stock, par value ~~W~~5,000 per share, either directly or in the form of American depositary shares, or ADSs, each representing one share of our common stock. As required under Korean law, 6,000,000, or 20%, of the new shares of common stock were initially offered to members of our employee stock ownership association, all of which were subscribed by such members. The remaining 24,000,000, or 80%, of the new shares of common stock were offered by way of a rights offering, in which we distributed (i) to holders of our ADSs, transferable rights to subscribe for new ADSs at the ADS subscription price of approximately US$29.95 per new ADS, which we refer to as ADS rights, and (ii) to holders of our common stock, transferable rights to subscribe for new shares of our common stock at the share subscription price of ~~W~~37,250 per new share, which we refer to as share rights. The ADS rights and share rights are referred to collectively as the rights. The underwriters named below agreed to procure subscribers for, or failing which, to subscribe for, all new shares of common stock (including in the form of ADSs) that were not subscribed for by holders of rights.
          An aggregate of 23,627,196 new shares of common stock (including 2,775,585 new shares in the form of ADSs), representing approximately 98.45% of 24,000,000 new shares of common stock offered for subscription in the rights offering, were subscribed for by holders of rights. The underwriters have procured subscribers for an aggregate of 74,560 new shares of common stock, representing approximately 20% of the new shares of common stock not subscribed for by holders of rights, and subscribed for 298,244 new shares of common stock, representing approximately 80% of the new shares of common stock not subscribed for by holders of rights, in each case at a price of ~~W~~37,250 per new share.
          We expect the new shares of common stock to be issued on or about September 3, 2009 and delivered on or about September 7, 2009. We expect the new ADSs to be issued and delivered on or about September 8, 2009. Listing and trading in the new shares of common stock on the KRX KOSPI Market and in the new ADSs on the New York Stock Exchange are expected to commence on or about September 4, 2009 and September 8, 2009, respectively.

          Investing in our ADSs, common stock, ADS rights or share rights involves risks. See “Risk Factors” beginning on page S-28 of the prospectus supplement dated August 7, 2009 and page 5 of the prospectus dated July 10, 2009.
          Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement, the prospectus supplement dated August 7, 2009 or the prospectus dated July 10, 2009 is truthful or complete. Any representation to the contrary is a criminal offense.

			Underwriting, Management
	Price to Public(1)		and Selling Fees		Proceeds to Us(2)
Per Share (3)	~~W~~	37,250	~~W~~	223.5	~~W~~	37,026.5
Total (3)	~~W~~	1,117,500,000,000	~~W~~	6,705,000,000	~~W~~	1,110,795,000,000

(1)	Represents the final share subscription price for new shares of common stock. The final ADS subscription price for new ADSs is approximately US$29.95 per new ADS.

(2)	Before deducting expenses.

(3)	Either in the form of new shares of common stock or new ADSs.
Joint Global Coordinators

Morgan Stanley	Samsung Securities
Joint Bookrunners
Goldman Sachs (Asia) L.L.C.   Korea Investment & Securities   Morgan Stanley   Samsung Securities
The date of this prospectus supplement is August 28, 2009.

Determination of the Subscription Price
     Final ADS Subscription Price
          The final ADS subscription price was approximately US$29.95 per new ADS. The final ADS subscription price per new ADS was the U.S. dollar equivalent of the final share subscription price per new share of ~~W~~37,250 determined as described below under “—Final Share Subscription Price,” based on the exchange rate of ~~W~~1,243.8 per U.S. dollar, which was the exchange rate on August 25, 2009 at which we converted U.S. dollar amounts to Won amounts, plus currency conversion expenses.
          Holders of ADS rights exercising such rights and subscribing for new ADSs were required to deposit US$33.56, or the ADS deposit amount, per new ADS subscribed. The ADS deposit amount exceeded the final ADS subscription price by approximately US$3.61 per new ADS. Such excess of the ADS deposit amount over the final ADS subscription price for the new ADSs subscribed will be refunded to the exercising holders of ADS rights. See “The Rights Offering—Offering to Holders of ADSs—Payment of ADS Subscription Price” in the prospectus supplement dated August 7, 2009.
     Final Share Subscription Price
          The final share subscription price was ~~W~~37,250 per new share of common stock. The final share subscription price per new share was determined on August 21, 2009 and was the lower of (i) the maximum share subscription price of ~~W~~37,250 per new share and (ii) a reference price set at a discount rate of 25% to the relevant market price of our common stock. The relevant market price of our common stock was the lower of (i) the arithmetic average of (x) the volume-weighted average closing price for the one-week period immediately preceding, and inclusive of, August 21, 2009, and (y) the closing price on August 21, 2009, and (ii) the closing price on August 21, 2009, in each case on the KRX KOSPI Market.
Transactions by the Underwriters
          During the trading period for the ADS rights on the New York Stock Exchange from August 10, 2009 to August 17, 2009 and the trading period for the share rights on the KRX KOSPI Market from August 10, 2009 to August 17, 2009, the underwriters
•	did not purchase or sell any ADS rights, and

•	did not purchase or sell any share rights,
respectively.
          During the subscription period for the ADS rights from August 7, 2009 to August 21, 2009 and the subscription period for the share rights from August 26, 2009 to August 27, 2009, the underwriters
•	did not carry out any stabilizing transactions in connection with the rights offering,

•	purchased an aggregate of 200 ADSs at a price of US$40.38 per ADS through open market transaction and did not sell any ADSs, and

•	did not purchase or sell any shares of common stock,
respectively.
          The foregoing relates to the underwriters’ market making and proprietary transactions.